Exhibit (e)(1)

EXCERPTS FROM THE ACORN INTERNATIONAL, INC. ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2010 AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON APRIL 27, 2011

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	48	Chairman of the board of directors
Don Dongjie Yang	43	Director, chief executive officer, president
Andrew Y. Yan	53	Director
Jun Ye	35	Independent Director
Jing Wang	46	Independent Director
William Liang	53	Independent Director

Robert W. Roche is a co-founder and chairman of the board of directors of our company. He is also the co-founder and chairman of Oak Lawn Marketing, Inc., a Japan-based company that engages in the TV home shopping business. Mr. Roche is a founding member of the American Business Community of Nagoya. He is also the first governor from Chubu of the American Chamber of Commerce in Japan. Mr. Roche currently also serves on the board of Redhorse Automotive and is the vice chairman of the American Chamber of Commerce in Shanghai. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Don Dongjie Yang is a co-founder, director, the president and was recently reappointed chief executive officer of our company. Mr. Yang previously served as our chief executive officer before 1999. Prior to co-founding our company in 1998, Mr. Yang was a partner of J&J Partners from 1996 to 1997. He also acted as general manager of Bei Shang Printing Co., Ltd. from 1993 to 1995. Mr. Yang studied Law at Peking University from 1986 to 1989.

Andrew Y Yan is a director of our company. He is also the managing partner of SAIF Partners III & IV, SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before Joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. For 1990 to 1993, he worked in the World Bank and the Hudson Institute as an economist and research fellow respectively in Washington DC. From 1984 to 1986, he was a research fellow at the State Commission for Economic Restructuring of the State Council of China. From 1982 to 1984, he was the Chief Engineer at the Jianghuai Airplane Corp.. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Mr. Yan is the Independent Non-executive Director of China Resources Land Ltd. and Fosun International Ltd; Non-executive Director of Digital China Holdings Ltd., MOBI Development Co., Ltd, NVC Lighting Holding Limited and Huiyuan Juice Group Limited. He is also an Independent Director of Giant Interactive Group Inc.; and Director of ATA Inc., Global Education & Technology Group Limited and Eternal Asia Supply Chain Co. Ltd. (all 10 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ or Shenzhen Stock Exchange). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute in the PRC.

Jun Ye is an independent director of our company. Mr. Ye is the founder and executive director of Yi Star Investment Ltd since 2009, and chairman of Jiangsu Wing Star Investment and Development Co. Ltd from 2004 to 2009. In the past 6 years, his investment companies have been actively participating in the growth capital investment, pre-IPO investment, and reverse merger operation with many successful investments including Ambow Education, Accord Pharma, GCL-Poly Energy, China Energy Development and Inbank Media. Before founding of Wing Star, Mr. Ye was a sales director of Sanum—Kehlbeck Pharmaceutical Co. Ltd from 1999 until 2004, in charge of China mainland sales operation. Prior to that, Mr. Ye worked in Jiangsu Branch of China Construction Bank from 1995 to 1999. Mr. Ye holds a B.A. of Economics from School of Business Nanjing University and an MBA degree from Columbia Business School.

Jing Wang is an independent director of our company. Mr. Wang currently serves as VP of engineering at Baidu Inc., a leading Chinese language internet search provider, where he is responsible for engineering strategies in the areas of infrastructure, mobile and monetization. From 2006 to 2010, Mr. Wang served as site director of Google China in Shanghai where he was a key member of the cross-functional senior management team responsible for setting monetization strategies and priorities in China. Mr. Wang was general manager of eBay China Development Center from July 2004 until August 2006. Mr. Wang holds a master’s degree in computer science from the University of Science and Technology of China and a master’s degree in computer science from the University of Florida.

William Liang is an independent director of our company. Mr. Liang is currently Chief Representative of Reuters Transaction Services Ltd. in Beijing. Since 2008, Mr. Liang has been serving as Director of the Board of J.P. Morgan Futures Co. Ltd. in China. Prior to that, Mr. Liang worked in the Foreign Commercial Service and several multi-national corporations such as Alcoa and United Technologies. Holder of a B.A. degree and MBA degree from University of Massachusetts, Mr. Liang has over ten years of financial services industry and extensive China experience in business development, strategic and business planning, management and corporate governance.

B. Compensation

Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation earned by our executive officers, including all of our directors, was approximately $3.2 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Equity Incentive Plans

The board of directors of China DRTV adopted a 2005 Equity Incentive Plan, or the 2005 Plan, on March 18, 2005. On June 30, 2005, the board of China DRTV approved a 2005 Equity Incentive Plan B, or the 2005 Plan B, in connection with China DRTV’s acquisition of the 49% non-controlling interest of Shanghai HJX not already owned by China DRTV at that time. On March 31, 2006, Acorn International assumed all of the options that had been granted under the 2005 Plan and the 2005 Plan B in connection with its acquisition of all of the outstanding shares of China DRTV in exchange for the issuance of shares by Acorn International to the shareholders of China DRTV. The board of directors of China DRTV terminated the 2005 Plan and the 2005 Plan B after the assumption by Acorn International of all of the options that had been granted under the 2005 Plan and the 2005 Plan B. Our 2006 Equity Incentive Plan, or the 2006 Plan, was adopted by the board of directors of Acorn International on May 1, 2006.

All of our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons.

Each of our incentive plans permits us to issue options to purchase our ordinary shares and to issue stock appreciation rights, or SARs, which entitle the SAR holder to acquire the benefit of any appreciation in the value of the underlying ordinary shares. Options and SARs granted under our incentive plans generally do not vest unless the grantee remains employed by us or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting will be accelerated to permit immediate exercise of all options and SARs granted to a grantee. In addition, the vesting of options and SARs held by a director who is appointed by the holders of our preferred shares who terminates his service will be accelerated to permit immediate exercise of all options and SARs granted to such director upon termination of that director’s service with us.

Generally, to the extent that an outstanding option or SAR initially granted under the 2005 Plan, the 2005 Plan B or the 2006 Plan has not vested by the date when the grantee’s employment or service with us terminates, the option or SAR will terminate and become unexercisable, except as described above.

Initially, the number of ordinary shares reserved under the 2005 Plan was 7,250,000. Upon attainment of certain financial benchmarks meant to measure business performance, which were set forth in our share subscription agreement with SB Asia Investment Fund II L.P. and other parties thereto, we approved an amendment to the 2005 Plan on November 4, 2005 to increase the number of ordinary shares reserved under the 2005 Plan by 1,350,000. As a result, an aggregate of 8,600,000 ordinary shares were reserved under the 2005 Plan. Under the 2005 Plan, we granted:

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options to purchase 6,663,964 ordinary shares to certain of our directors, officers and employees on March 18, 2005. Each of these options has an exercise price of $1.58 per share and vest as to 25% of the options on the grant date and, except as described below, the remaining 75% of these options vest in 36 equal monthly installments thereafter.

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options to purchase 371,945 ordinary shares to one of our officers and one of our employees on September 1, 2005. Each of these options has an exercise price of $1.66 per share and vest as to 25% of the options on the grant date and the remaining 75% of these options vest in 36 equal monthly installments thereafter.

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options to purchase 1,350,000 ordinary shares to our directors, officers and employees on November 4, 2005. At the time of the grant, each of these options had an exercise price of $5.00 per share and was fully vested.

An aggregate of 815,366 ordinary shares were reserved under the 2005 Plan B. On August 20, 2005, we granted options to purchase a total of 667,117 ordinary shares under the 2005 Plan B to certain officers and employees. Each of these options has an exercise price of $1.66 per share and vest as to 25% of these options became vested on the grant date and the remaining 75% of these options vest in 36 equal monthly installments thereafter.

An aggregate of 24,133,000 ordinary shares were reserved under the 2006 Plan, of which 9,053,026 are subject to issuance upon exercise of options originally granted under the 2005 Plan and the 2005 Plan B, which were assumed by Acorn International.

On May 1, 2006 we granted under the 2006 Plan:

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SARs with respect to 3,260,000 of our ordinary shares to certain directors, officers, employees and consultants, or A-type SARs. At the time of grant, each of these A-type SARs had an exercise price of $7.00 per ordinary share and vest as to 25% of these grants of A-type SARs on the grant date and the remaining 75% of the A-type SARs vest in 36 equal monthly installments from May 2006 thereafter.

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SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or B-type SARs, subject to certain performance vesting requirements. Each of these B-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each B-type SARs was subject to our satisfaction of a certain performance target. Because we did not meet the agreed performance target for the vesting of B-type SARs, the B-type SARs that we issued were forfeited.

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SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or C-type SARs, subject to vesting requirements. Each of these C-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each C-type SARs was subject to our satisfaction of a certain performance target. Because we did not meet the agreed performance target for the vesting of C-type SARs, the C-type SARs that we issued were forfeited.

On July 6, 2006, we granted SARs with respect to 370,000 of our ordinary shares under the 2006 Plan to certain directors, officers, employees and consultants. At the time of grant, each of these SARs had an exercise price of $7.00 per ordinary share. SARs with respect to 257,500 shares were fully vested at the time of grant with the remaining SARs to be vested in 36 equal monthly installments beginning in July 2006.

On September 27, 2006, we modified the exercise price of options granted on November 4, 2005 from $5.00 per ordinary share to $3.00 per ordinary share, and A-type SARs granted on May 1, 2006 and SARs granted on July 6, 2006 from $7.00 per ordinary share to $3.50 per ordinary share. On the same date, we granted additional A-type SARs with respect to 2,076,100 of our ordinary shares under the 2006 Plan to certain directors, officers, employees and consultants. Each of these A-type SARs has an exercise price of $3.50 per ordinary share and vested as to 25% of these A-type SARs on the grant date and the remaining 75% of the A-type SARs vest in 36 equal monthly installments beginning in September 2006 thereafter.

On April 3, 2007, we granted Plan A-type SARs with respect to 1,030,000 of our ordinary shares under the 2006 Plan and D-type SARS with respect to 750,000 of our ordinary shares to certain directors, officers and employees. The vesting of our D-type SARs was subject to our satisfaction of a certain performance target. We subsequently met the target and all of the D-type SARs have vested. Of the 1,030,000 A-type SARs, 25% of these grants were fully vested at the time of grant and the remaining 75% to be vested in 36 equal monthly installments beginning in April 2007. Each of these A-type SARs and D-type SARs has an exercise price of $4.50 per share.

On April 16, 2007, we granted A-type SARs with respect to 85,000 of our ordinary shares under the 2006 Plan to certain employees. Each of these SARs has an exercise price of $4.50 per share and vest as to 25% of these A-type SARs on the grant date and the remaining 75% of these A-type SARs vest in 36 equal monthly installments beginning in April 2007.

On May 1, 2009, we granted stock options with respect to 900,000 of our ordinary shares under the 2006 Plan to the management of Yiyang Yukang. Each of these options has an exercise price of $2 per share and vest as to approximately 33% of these options on the grant date and the remaining approximately 67% of these options vest in two years depending on the performance of Yiyang Yukang in 2009 and 2010. As Yiyang Yukang’s performance in 2009 and 2010 fell short, approximately 67% of these options have been forfeited.

On May 11, 2010, we granted Restricted Share Units, RSUs, with respect to 360,000 of our ordinary shares under the 2006 Plan to ten employees. Award shall vest with respect to one-twelfth of the total number of RSUs on the last day of each three-month period during the three years following the grant date.

Each of the above SARs will be settled upon exercise solely in ordinary shares. Upon exercise, a holder of an SAR will receive ordinary shares having a market price, on the date of exercise, equal to the excess of the fair market value of our ordinary shares on the date of exercise over the exercise price of the applicable SAR.

Our board of directors may amend, alter, suspend, or terminate the 2006 Plan at any time, provided, however, that our board of directors must first seek the approval of the participants in the 2006 Plan if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. The 2006 Plan will terminate on April 30, 2016 without further action by our board of directors.

The table below sets forth, as of the date of this annual report, the option and SAR grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs		Exercise Price ($/Share)	Grant Date	Expiration Date
Robert W. Roche	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012
Don Dongjie Yang	1,320,000		1.58	March 18, 2005	March 18, 2015
	180,000		3.00	November 4, 2005	November 4, 2015
	280,000		3.50	May 1, 2006	May 1, 2012
	146,000		3.50	September 27, 2006	September 27, 2012
	285,000	(5)	4.50	April 3, 2007	April 3, 2013
Andrew Y. Yan(1)	329,482		1.58	March 18, 2005	March 18, 2015

(1)	Includes 165,000 ordinary shares underlying A-type SARs and 120,000 ordinary shares underlying D-type SARs.

For risks related to registrations required of our PRC option holders, see Item 3.D, “Key Information—Risk Factors—Risks Relating to China—A failure by PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to make any required applications and filings could expose our PRC individual option holders to liability under PRC law”.

Employment Agreements

We have entered into, and will enter into, employment agreements with each of our executive officers. Pursuant to these employment agreements, we and our executive officers each may terminate their employment with or without cause at any time. In addition, each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed to us by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

We currently have six directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into three classes, with a portion of our board of directors standing for election every year. At the 2011 annual general meeting, the terms of office of Andrew Y. Yan and Jing Wang will expire. At the 2012 annual general meeting, the term of office of Robert W. Roche will expire. At the 2013 annual general meeting, the terms of office of William Liang and Jun Ye will expire. Our chief executive officer will have the right to remain a director so long as he continues to serve as our chief executive officer.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Jun Ye. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting the independent auditor and pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

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at least annually, obtaining and reviewing the independent auditor’s report describing its internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties the independent auditor may have encountered in the course of its work, and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

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reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

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obtaining and timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management, and all other material written communications between the independent auditor and management;

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establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and reassessing the adequacy of our audit committee charter at least annually and recommending any changes to our board of directors;

•	meeting separately and periodically with management, the internal auditors and the independent auditors;

•	reporting regularly to the full board of directors; and

•	exercising such other powers and performing such other duties as may from time to time be delegated to the audit committee by our board of directors.

Compensation Committee

Our current compensation committee consists of William Liang, Jing Wang and Andrew Y. Yan. Andrew Y. Yan is the chairman of our compensation committee. Two of the three members of our compensation committee (except for Andrew Y. Yan) satisfy the “independence” requirements of the NYSE Rules.

Our compensation committee is responsible for, among other things:

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reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, reporting the results of such evaluation to our board of directors, and determining (either as a committee or with our board of directors) our chief executive officer’s compensation level based on this evaluation;

•	at least annually, reviewing and approving all compensation arrangements with our chief executive officer and our other senior executive officers;

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reviewing and making recommendations to our board of directors with respect to our compensation for executive officers other than our chief executive officer, incentive-compensation plans and equity- based plans, and overseeing the administration of these plans; and

•	periodically reviewing the compensation of our directors and making recommendations to our board of directors with respect thereto.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Don Dongjie Yang, Robert W. Roche and Andrew Y. Yan. Robert W. Roche is the chairman of this committee. All of the three members of our corporate governance and nominating committee do not satisfy the “independence” requirements of the NYSE Rules.

Our corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to our board of directors candidates for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	identifying and recommending directors to fill vacancies on any committee of the board of directors; and

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overseeing our system of corporate governance, including developing and recommending to our board of directors a set of corporate governance guidelines, reviewing and reassessing the adequacy of the guidelines at least annually, and recommending to our board of directors for approval any such changes to the guidelines as the committee believes are appropriate.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://ir.chinadrtv.com.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board of directors’ structure, procedures and committees.

The guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association. As a foreign private issuer with shares listed on the New York Stock Exchange, or the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Please refer to Item 16.G., “Corporate Governance” for further details.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors can exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at http://ir.chinadrtv.com. Please refer to Item 16.G., “Corporate Governance” for further details.

D. Employees

As of December 31, 2008, 2009 and 2010, we had 1,937, 2,087 and 2,301 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 78.9% of our total employees in 2010. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2010:

Operations	Number of employees	Percentage of total
Call center	1,281	55.7%
Inbound call center	509	22.1%
Outbound call center	772	33.6%
Distribution management	312	13.6%
Manufacturing	146	6.3%
Management and administration	176	7.6%
Product development	59	2.6%
Customer service	124	4.5%
Order fulfillment	57	2.5%
Sales and marketing (including media planning)	54	2.3%
Yiyang Yukang	101	10.3%
Total:	2,301	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our three call centers was approximately 59% in 2008, 68% in 2009 and 49% in 2010 reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 89,311,634 ordinary shares outstanding as of March 31, 2011, taking into consideration options and SARs exercisable by such person within 60 days of March 31, 2011.

Upon the exercise of any vested SAR, the holder is entitled to receive ordinary shares having a value equal to the difference between the market price of our ordinary shares on the exercise date and the exercise price of the SAR. The number of shares acquired upon exercise of vested SARs is based on the SARs exercise price and the trading price per ADS as of March 31, 2011.

Name	Shares beneficially owned as of March 31, 2011
	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	19,174,843	21.47%
Don Dongjie Yang(2)	8,018,656	8.98%
Andrew Y. Yan	*	*
Principal Shareholders
SB Asia Investment Fund II L.P.(3)	22,097,088	24.74%
Acorn Composite Corporation(4)	13,054,539	14.62%
D.Y. Capital, Inc.(5)	6,518,656	7.30%

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after March 31, 2011, would beneficially own less than 1% of our ordinary shares.
(1)	Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children, (ii) 12,053,094 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation, which is a company owned by Mr. Roche, (iii) 282,140ADSs held by Robert Roche Trust, which is a trust for the benefit of Mr. Robert W. Roche, (iv) 583,920 ADSs held by Moore Bay Trust, which is a charitable trust with Robert Roche’s children being the beneficiaries of the remainder, and (v) 558,611 ADSs held by the Felicitas Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children. The voting agreement among James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Mr. Roche in November 2008.
(2)	Includes 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Mr. Yang, as well as 1,500,000 ordinary shares issuable upon exercise of options held by Mr. Yang.
(3)	Includes 20,591,970 ordinary shares and 501,706 ADSs. Mr. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder. The voting agreement among James Yujun Hu and SB Asia Investment Fund II L.P. dated March 30, 2007 has been revoked by SB Asia Investment Fund II L.P. in November 2008.
(4)	Includes 12,053,094 ordinary shares and 333,815 ADSs. Acorn Composite Corporation is a U.S. company owned by Mr. Roche. Its address is 350 S. Central St, Suite 500, Reno, NV 89501, USA.
(5)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Mr. Yang.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 66 record holders in the United States. Citibank, N.A. has advised us that, as of April 13, 2011, 15,806,246 ADSs, representing 47,418,738 underlying ordinary shares, were held of record by Cede & Co. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.